Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
	December 28, 2014	December 29, 2013	December 30, 2012	December 25, 2011	December 26, 2010

Fixed charges as defined:
Interest expense	$96,174	$132,354	$198,484	$208,319	$236,004
One-third of non-cancelable lease rent	4,699	4,317	4,620	3,771	4,071

Total fixed charges (A)	$100,873	$136,671	$203,104	$212,090	$240,075

Eanings as defined:
Earnings (loss) before income taxes	$416,218	$160,824	$85,220	$(24,811)	$29,436
Add fixed charges	100,873	136,671	203,104	212,090	240,075

Earnings and fixed charges (B)	$517,091	$297,495	$288,324	$187,279	$269,511

Ratio of earnings to fixed charges: (B/A)	5.13x	2.18x	1.42x	NM (1)	1.12x

(1)	The Company's earnings for the fiscal year ended December 25, 2011 were insufficient to cover fixed charges by $24.8 million.